[Morgan Stanley Letterhead]

February 8, 2008
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 4561
Attn:	Barbara C. Jacobs David L. Orlic David W. Edgar Christine E. Davis
Re:	Arcsight, Inc. Common Stock Registration Statement on Form S-1 No. 333-145974
Dear Sir/Madam:
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, as representative of the several underwriters, hereby joins in the request of Arcsight, Inc. (“the Company”) for acceleration of the effective date of the above-referenced Registration Statement to 2:30 p.m. Eastern Standard Time, on February 13, 2008, or as soon as practicable thereafter.
     Pursuant to Rule 460 of the General Rules and Regulations under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 18, 2008:
(i)	Dates of Distribution: January 18, 2008 through the date hereof

(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 4

(iii)	Number of prospectuses furnished to investors: approximately 9394

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 505
     The undersigned, as representative of the several underwriters, has and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
MORGAN STANLEY & CO. INCORPORATED
Acting severally on behalf of itself and the several underwriters
By:	/s/ Langley Eide